UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 13, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

AND

NOMINATION OF CANDIDATES FOR SUPERVISORS OF THE

NINTH SESSION OF THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

As convened by Mr. Xi Sheng (“Mr. Xi”), the chairman of the supervisory committee of China Eastern Airlines Corporation Limited (the “Company”), the 30th meeting (the “Meeting”) of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”) was held by way of telecommunications on 12 December 2019.

The supervisors of the Company (the “Supervisors”) present at the Meeting confirmed that they had received the notice in respect of the Meeting before it was held.

The Meeting was chaired by Mr. Xi, the chairman of the Supervisory Committee. Mr. Xi, the chairman of the Supervisory Committee, Mr. Li Jinde, a Supervisor, and Mr. Gao Feng (“Mr. Gao”), the employee representative Supervisor, attended the meeting.

The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles”). As such, the Meeting was legally and validly convened and held.

The Supervisors present at the Meeting considered and unanimously passed the following resolutions in accordance with the requirements of relevant laws and regulations such as the Articles, the rules of meeting of the Supervisory Committee and the internal management system of the Company:

I.

Considered and approved the resolution regarding the nomination of candidates for Supervisors of the ninth session of the supervisory committee of the Company (the “Ninth Session of the Supervisory Committee”) item by item. This resolution shall be submitted to the general meeting of the Company for consideration and approval.

1.	To nominate Mr. Xi as a candidate for Supervisor of the Ninth Session of the Supervisory Committee.

Approved the nomination of Mr. Xi as a candidate for Supervisor of the Ninth Session of the Supervisory Committee. His proposed term of service shall be the same as that of the Ninth Session of the Supervisory Committee, i.e. three years commencing from the date of approval at the 2019 first extraordinary general meeting of the Company. The biography of Mr. Xi is as follows:

Mr. Xi Sheng, aged 56, is currently the chairman of the Supervisory Committee of the Company, party member, vice president and chief auditor of China Eastern Air Holding Company Limited (“CEA Holding”), director of the audit department of CEA Holding (the Company), and chairman of China Eastern Air Catering Investment Co., Limited. Mr. Xi served as the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC, and the head of the personnel and education department of the National Audit Office of the PRC. Mr. Xi was the chief auditor and head of the audit department of CEA Holding from September 2009 to November 2012. Since June 2012, he has been a Supervisor of the Company. He served as the chief auditor of CEA Holding from November 2012 to November 2016. Since June 2016, he has been the chairman of the Supervisory Committee of the Company. He served as the chief auditor of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from November 2016 to December 2017, and the chief auditor and head of the audit department of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from December 2017 to January 2018. He served as a party member, vice president, chief auditor and head of the audit department of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from January 2018 to December 2018. He served as a party member, vice president and chief auditor of CEA Holding and director of the audit department of CEA Holding (the Company) from December 2018 to October 2019. He has been serving his current position since October 2019. Mr. Xi graduated from the Department of Finance and Accounting of Jiangxi University of Finance and Economics with an undergraduate degree in business accounting, and is a senior auditor.

2.	To nominate Mr. Fang Zhaoya (“Mr. Fang”) as a candidate for Supervisor of the Ninth Session of the Supervisory Committee.

Approved the nomination of Mr. Fang as a candidate for Supervisor of the Ninth Session of the Supervisory Committee. His proposed term of service shall be the same as that of the Ninth Session of the Supervisory Committee, i.e. three years commencing from the date of approval at the 2019 first extraordinary general meeting of the Company. The biography of Mr. Fang is as follows:

Mr. Fang Zhaoya, aged 51, is currently the head of the strategic development department of CEA Holding. Mr. Fang entered the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been serving his current position since April 2019. Mr. Fang obtained a bachelor’s degree in engineering from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree in engineering from the Northwestern Polytechnical University on in- service courses majored in aviation engineering, and holds the title of an engineer.

There are no service contracts between the Company and the abovementioned candidates for Supervisors in respect of their proposed appointments as Supervisors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above, the abovementioned candidates for Supervisors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the board of directors of the Company is not aware of any other matter in relation to the appointments of the abovementioned candidates for Supervisors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

The employee representative Supervisor of the Ninth Session of the Supervisory Committee shall be elected by the employee representatives’ congress of the Company. The Company will comply with the disclosure obligations in a timely manner in accordance with the relevant regulatory requirements.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 12 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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